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vSpatial

Bring your Office into Virtual & Augmented Reality

🐦 f 📡 **VSPATIAL.COM** PROVO

software   technology   saas   app   telecommunications



John Sallaway CEO @ vSpatial

John applied to Wefunder

$0❓
of a $1,070,000 goal

$100 min   **Commit**

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Preferred shares offered at $0.05 per share.

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Why you may want to support us...

1   TRACTION: 30,000 users. 4,000 virtual meetings, 107 countries

2   TEAM: Founders are ex-Cisco executives and pioneers in the enterprise collaboration and AR/VR spaces

3   VISION: Help humanity work from anywhere

4   BENEFITS: Reduces: time spent commuting, cost of office space/equipment, & business travel. Enhances your interactions with work & people.

5   EXPOSURE: Named by industry analyst Gartner as a vendor for immersive workspaces alongside Facebook, Microsoft, Google, HTC, and Cisco

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



John Sallaway
CEO
We should be passionate about our jobs AND our personal lives and they should get the very best from us. We should not have to sacrifice one for the other. vSpatial is the platform that helps us be great at both!
in 🐦



Richard Platt
Founder/President
I've been a co-founder of past successful startups. However, I'm most passionate about vSpatial as well as the principles behind Wefunder -- passionate enough to substantially invest alongside Wefunder investors, and continue my nominal salary.
in 🐦

In the news



vSpatial: A Peek Into a New World of Productivity | ARPost

Is virtual reality the future of business? Will holographic environments replace real life offices? And will office buildings become obsolete, allowing employees complete freedom of mobility, their workplace

October 4, 2018 @ arpost.co



John Sallaway of vSpatial

We're joined today on the show by John Sallaway, CEO and Co-Founder of vSpatial. vSpatial is redefining the way we meet, and the way we work with VR meetings and offices, allowing people to work from

June 13, 2018 @ thevrara.com

prweb

The Father of VOIP Assembles Dream Team to Create the Workplace of the Future

PROVO, Utah (PRWEB) June 12, 2018 -- Richard Platt, the "Father of VOIP" has assembled a dream team with over 200 years of collective experience in telecommunications, networking, cloud and virtual reality

June 12, 2018 @ prweb.com

It Only Solves Everything

We love technology, but it's supposed to enable more effective productivity, provide better connections to others, and allow us to achieve it all from anywhere. Instead of improving our lives, it tends to complicate and inundate; we deserve better. We need technology that sustains our careers and our personal lives, and we shouldn't have to sacrifice one to be successful at the other.



Consider the "remote work" movement, where you have full control of your work/life schedule. You could have a productive morning then decide to hit the gym or have lunch with your kids at school – possibilities that don't exist when you work 45 minutes away. And yet the video conferencing tools and messaging apps, that remote workers are forced to rely on, simply can't provide the kind of presence needed to genuinely connect with a team or its company culture. If those relationships become stagnant, you may end up becoming devalued, while the more visible colleagues may gain favor and promotions in your absence.

In 2015, when a group of ex-Cisco and Microsoft execs witnessed the vast capabilities of VR and AR, they started to connect the dots. Could an entire workplace become digital? Why not wrap the video conferencing app, group chat app, all your monitors and your office space into one? Can a virtual environment sufficiently connect you with your work and with others? Could such a platform become mobile enough to require only a VR/AR headset? Most importantly, can the adoption of this technology help us improve and balance our lives?





Beta Launch

Founded in early 2016, vSpatial quickly moved from idea to reality. Armed with our bold vision to "Help Humanity Work from Anywhere", we sought out and found like-minded investors who invested $3.3 million to help bring vSpatial to the world. In the fall of 2017, vSpatial became a free early access offering in the Oculus and Steam Stores.

The message was clear – people are ready to work in VR. Within months, we had thousands in our early access program providing feedback and encouragement. In 2018, we added 20,000 to that early access program, and hosted over 4,000 VR meetings in 107 countries. The feedback was overwhelmingly positive:

- 5/5 stars: "Very good app, smart efficient, hope the developers invest more time in the upgrading of this excellent APP..."

- 4/5 stars: "The best productivity suite I have seen so far. Easy to use and lots of features..."

- Thumbs up: "This should not be free. This is the type of VR app I've been waiting for..."

- Thumbs up: "My dreams of an 'infinity workspace' have come true. This app is smooth and easy to dive right into..."

Validating our Vision



"The ultimate computer for me is the mixed reality world."
Satya Nadella, CEO, Microsoft

"In a few years, we're not going to be able to imagine our lives without AR."
Tim Cook, CEO, Apple

"It is much better than a video conference...you can do work together."
(When asked about using VR for work meetings)
Mark Zuckerberg, Founder and Chairman, Facebook



Our Invitation To You

Our Invitation To You

Our goal is to make the biggest splash we possibly can with our product launch this summer. The money will help fund the marketing of our product online, as well as the many face-to-face opportunities we'll have this summer to show off our platform. Additionally, the success of this campaign will give us the ability to continue to pay our developers to do this incredible work.

We've built this platform for people like ourselves, investors like you, and all of the teams we've supported so far. With the success of this WeFunder campaign we'll finally be able to take this platform to the rest of the world, and since this will be the last opportunity to invest in a pre-revenue vSpatial we hope you'll join us on our journey!

Investor Q&A

How did you get started? ˅

— COLLAPSE ALL

Having spent our careers innovating the way businesses communicate, we found ourselves frustrated with the broken and missing components in today's collaboration and productivity tools. Leveraging the emerging technologies of VR and AR, a powerful solution was organized and a team was formed, with full time employees and board members setting out to disrupt how and where we work.

What progress have you had since company founding? ˅

a. Raised $3.3 million since early 2016
b. Filed multiple patents
c. 30,000 users
d. Released vSpatial workplace on Oculus Rift & Rift S, HTC Vive & Vive Pro, and Windows MR headsets
e. Private Beta testing vSpatial workplace on the Oculus Go & Quest, HTC Vive Focus & Vive Focus+, and Magic Leap
f. Grown the team to over a dozen full-time employees and other contractors
g. Began trials with large enterprise clients

Who are your customers? ˅

a. People who enjoy the efficiency of not having to commute
b. People who value their own personal and family time
c. Businesses looking to reduce more overhead expenses
d. People who have (or desire) a nomadic lifestyle
e. Remote workers needing to connect better with their teams
f. Businesses ranging from small startups to large enterprises
g. Sharers of education, special interests, counseling, and entertainment

Why is your product unique? ˅

We are focused on improving the entire work environment. Our virtual workplace consists of 4 platform technologies:
Productivity
Collaboration
Team Spaces
Presenting
-each containing hundreds of specialized features.

Who are your competitors? ˅

a. Cisco, Microsoft, Facebook
b. Immersed, Arthur, Virtual Desktop, Rumi

What do you understand that your competitors don't get? ˅

a. Seismic market shifts almost always belong to fast and nimble startups. The necessary risk taking, quick adjustments, laser focus, revenue patience, and market adaptability typically preclude giant corporations from success, which is why they rely on acquisitions typically preclude giant corporations from success, which is why they rely on acquisitions.

b. The "future of work" is not a single app nor a single technology, it's a complete system. Our founder Richard Platt uniquely understands this. He's done it before with Enterprise IP Communications; going from a startup (Selsius Systems), to an acquisition (Cisco), and ultimately to a multi-billion dollar/year revenue stream.

How do you acquire customers? ⌄

We employ a bottom-up SaaS Customer Acquisition Strategy, which has been successful for companies like Slack, Atlassian, Netsuite, Twilio and many others.

The key requirements for its success are:
i. A beautifully designed, sales-ready product
ii. Self-service
iii. The ability to drive inbound organic signups
iv. Quick time to value
v. Customer-focused content marketing
vi. Plans for going up market

How do you make money? ⌄

We currently offer a Beta product and system. We haven't charged yet for use (we've designed in very low operational costs). We are now ready to move to a revenue model (with the help of our Wefunder investors).

The revenue model consists of a subscription that entitles the subscriber to the platform software, and the cloud services. This model is targeted mainly to inidividuals, small teams, and VARs. We will continue to offer a free version with limited services.

Additionally, we plan longer term to sell system software licenses to large enterprises (they will manage the cloud services themselves).

What keeps you up at night about the business? ⌄

John Sallaway (CEO): "Investors!" "I am singularly focused on making vSpatial a success for our investors"

Richard Platt (Founder/President): "Our vision, our platform, our employees, our customers!"

All vSpatial Employees: "We worry about moving fast enough to satisfy our customers and keep our investors happy." "We are investors ourselves--we've taken reduced salaries not only because we believe in vSpatial, but also because we want to treat your money as if we were spending our own." "We're also users ourselves--when it doesn't work right, we feel the pain just like our customers would."



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